Via Facsimile and U.S. Mail
Mail Stop 6010

February 11, 2008

Mr. David F. Hoffmeister
SVP & Chief Financial Officer
Invitrogen Corporation
1600 Faraday Ave.
Carlsbad, CA 92880-2882

Re: Invitrogen Corporation
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 1, 2007
File No. 000-25317

Dear Mr. Hoffmeister:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief